SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1  Press Release: NICE Systems Raises Revenue and EPS Guidance for Q2 2006 Dated June 22, 2006

99.2   Press Release: Leading Scandinavian Bank Places Follow-on Order for Mass Implementation of NICE`s Next Generation VoIP Solutions Dated June 28, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated:  July 6, 2006

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EXHIBIT INDEX

99.1   Press Release: NICE Systems Raises Revenue and EPS Guidance for Q2 2006 Dated June 22, 2006

99.2 Press Release: Leading Scandinavian Bank Places Follow-on Order for Mass Implementation of NICE`s Next Generation VoIP Solutions Dated June 28, 2006

NICE Systems Raises Revenue and EPS Guidance for Q2 2006

Conference call to discuss quarterly results scheduled for August 2nd, 2006

Ra`anana, Israel, June 22, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it is raising its second quarter revenue guidance to $94 - $98 million, up from the previously announced range of $89 - $92 million; and pro-forma EPS per fully diluted share to be 25 - 30 cents, up from 22-24 cents post split (44 - 48 cents pre split).

NICE`s Chief Executive Officer, Haim Shani commented: "We are seeing stronger than originally anticipated market demand for our enterprise interaction and public safety and security solutions. This is driving better-than-expected revenues and bottom line results for the quarter. Given that we are approaching the end of the quarter, we feel comfortable raising our top and bottom line second quarter guidance."

The final results for the second quarter 2006 will be reported in the Company's quarterly earnings release, on Wednesday, August 2nd, 2006.  Following the earnings release, NICE management will host a teleconference at 8:30 ET, 15:30 Israel, to discuss the results and the company's outlook for the rest of the year. Please call the following dial-in numbers to participate in the second quarter 2006 call:

United States +1-866-860-9642
International +972-3-918-0610
Israel +972-3-918-0610

This call will be webcast live on http://www.nice.com.  An online replay will also be available approximately three hours following the end of the call.  A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing:

United States +1-866-276-1485
International +972-3-925-5930
Israel +972-3-925-5930

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM), offering comprehensive performance management and interaction analytics solutions for the enterprise and public safety and security markets.  Advanced interaction analytics are performed on unstructured multimedia content - from telephony, web, radio and video communications.  NICE brings the power of Insight from Interactions to IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, enabling them to proactively improve business and operational performance and address security threats.  NICE has over 23,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  360o View, Alpha Technologies, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NICE Playback Organizer, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Renaissance, Scenario Replay, ScreenSense, Tienna, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*In Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

Leading Scandinavian Bank Places Follow-on Order for Mass Implementation of NICE`s Next Generation VoIP Solutions

Received in partnership with IBM, to expand implementation for Nortel`s Duplicate Media Stream over IP environment

Ra`anana, Israel, June 27, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that one of Scandinavia`s largest banks, has decided to expand its implementation of NICE`s VoIP solution for centralizing its recordings from branches all over Europe by placing a follow-on order for additional channels for a total of 1500.  Follow-on order received together with NICE`s strategic partner, IBM, and channel partner TM Group, constitutes an enhancement to Nortel`s newly released, next generation VoIP environment based on the Duplicate Media Stream over IP (DMS-IP) technology.  Total ordered from bank to NICE is at 7-digits.

NICE`s next generation active VoIP recording for DMS-IP is fully integrated with Nortel`s architecture.  This latest development is part of NICE`s VoIP strategy to provide the power of Insight from Interactions anywhere, anytime, in any configuration, with the highest levels of scalability and efficiency.

The bank will benefit from NICE`s unified approach to VoIP recording, unique redundancy for unmatched resilience, and the most advanced applications for enhanced liability and risk management.  The bank will be able to expand these advanced capabilities to all branches and remote locations with high reliability and low total cost of ownership.  NICE will enable the bank with enterprise connectivity and mobility to improve overall business performance.  The result is increased productivity, seamless business continuity, mission-critical reliability and IT investment protection.

NICE`s market leading VoIP recording solutions are an integral part of the company`s unified product architecture and suite of solutions.  This enables a smooth migration to VoIP that is transparent to the user, providing true investment protection.  NICE offers hybrid solutions that cover the entire spectrum of customer interactions management, combining traditional and VoIP, liability and quality monitoring for contact centers, as well as trading floors and back offices of financial institutions.  NICE offers software-only VoIP solutions that are certified by the world`s leading VoIP switch vendors, addressing small-scale to large, multi-site high-end environments.  NICE`s market leadership is based on extensive experience in delivering field-proven, mission critical solutions that meet the stringent reliability requirements of multi-site, high-end customers, including the world`s top-10 banks, thousands of financial institutions and contact centers, and most of the trading floors in the world.

"We are extremely pleased by this follow-on order by one of Scandinavia`s largest financial institutions," said Zvi Baum, NICE President of Enterprise Interactions Solutions.  "Our VoIP recording solution developed for the advanced Nortel environment is setting new standards for reliability, ease of administration and low cost of highly distributed call center environments.  More and more customers are turning to NICE for their VoIP recording needs, as NICE is the premier choice for large-scale, mission-critical deployments."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM), offering comprehensive performance management and interaction analytics solutions for the enterprise and public safety and security markets.  Advanced interaction analytics are performed on unstructured multimedia content - from telephony, web, radio and video communications.  NICE brings the power of Insight from Interactions to IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, enabling them to proactively improve business and operational performance and address security threats.  NICE has over 23,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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